Exhibit 16.1

January 22, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Warpspeed Taxi Inc., a Wyoming corporation (the “Company”) and we reported on the balance sheets of the Company for the year ending July 31, 2021 and 2022 and the related statements of operations, stockholders’ equity and cash flows for the year then ended.

On July 15, 2023, we were dismissed as the independent registered public accounting firm of the Company We have read the Company’s statements included under Item 4.01 of its Form 8-K, January 22, 2024 and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements related to the engagement of OLAYINKA OYEBOLA & CO (Chartered Accountants) as their independent registered public accounting firm.

Sincerely,

/S/ Jack Shama CPA

Jack Shama CPA